

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DC
No Act
P.E. 2-7-03

DIVISION OF
CORPORATION FINANCE

February 26, 2003

SoYoung Kwon
Corporate Counsel
SAFECO Corporation
SAFECO Plaza
Seattle, WA 98185-0001



03016560

Act 1934
Section
Rule 14A-8
Public Availability 2/26/2003

Re: SAFECO Corporation

Dear Ms. Kwon:

This is in regard to your letter dated February 7, 2003 concerning the shareholder proposal submitted by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund and the Connecticut Retirement Plans and Trust Funds for inclusion in SAFECO's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that SAFECO therefore withdraws its December 30, 2002 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Alex Shukhman
Attorney-Advisor

cc: William C. Thompson, Jr.
Comptroller
Comptroller of the City of New York
1 Centre Street
New York, NY 10007-2341

Howard Rifkin
Deputy Treasurer
State of Connecticut
Office of the Treasurer
55 Elm Street
Hartford, Connecticut 06106-1773



SAFECO Plaza
Seattle, WA 98185-0001

Direct Line: (206) 545-5000

December 30, 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Fire Department Pension Fund (the "New York Fund"), co-sponsored by the Connecticut Retirement Plans and Trust Funds (the "Connecticut Fund") for Inclusion in the 2003 Proxy Statement of SAFECO Corporation

Dear Sir or Madam:

On November 12, 2002, SAFECO Corporation ("SAFECO") received a proposed shareholder resolution (the "Proposal") from the New York Fund, co-sponsored by the Connecticut Fund on November 13, 2002 (the "Proponents") for inclusion in the proxy statement to be distributed to SAFECO shareholders in connection with SAFECO's 2003 Annual Meeting of Shareholders (the "Annual Meeting"). The Annual Meeting is scheduled to be held on May 7, 2003. For the reasons set forth below, SAFECO intends to omit the Proposal from its proxy statement for the Annual Meeting, and requests that the Staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") confirm that it will not recommend any type of enforcement action to the Commission if SAFECO does so.

In accordance with Rule 14a-8(j) under the Securities Act of 1934, as amended, please find enclosed:

1. The original and five additional copies of this letter, which sets forth the reasons why SAFECO deems the omission of the Proposal to be proper in this case; and

2. Six copies of the Proposal and six copies of the Proponents' cover letters dated November 12, 2002 and November 13, 2002 (Exhibits A-1 and A-2); and

3. Six copies of a correspondence letter from SAFECO to the Connecticut Fund dated November 27, 2002 (Exhibit B).

A copy of this letter is also being sent to the Proponents as notice of SAFECO's intent to omit the Proposal from its proxy statement for the Annual Meeting.

1. Background

On November 12, 2002, SAFECO received a letter from the New York Fund containing the Proposal for consideration at SAFECO's Annual Meeting. On November 13, 2002, SAFECO received a letter from the Connecticut Fund as co-sponsor of the same Proposal. The Proposal concerns the creation of a formal mechanism for dialogue between non-management directors and shareholders. Specifically, the Proposal seeks the creation of an office of the board of directors to enable direct communications, including meetings, between non-management directors and shareholders. In addition, on November 27, 2002, SAFECO sent a letter to the Connecticut Fund by facsimile and first class mail providing notification of the Connecticut Fund's failure to satisfy the procedural and eligibility requirements and giving it an opportunity to correct the problem. The Connecticut Fund corrected the procedural and eligibility deficiency within the required timeframe.

2. Reason for Exclusion

SAFECO believes it may properly exclude the Proposal from its 2003 proxy materials pursuant to Rule 14a-8(i)(10) because SAFECO has already substantially implemented the Proposal. The reasons for our conclusion are more specifically set forth below.

3. Discussion

The Proposal may be excluded under Rule 14a-8(i)(10) because SAFECO has already substantially implemented the Proposal. The Commission has indicated that for a proposal to be omitted under this rule, it need not be implemented in full or precisely as presented. The applicable standard under this rule is one of substantial implementation. See SEC Release No. 34-39093 (September 18, 1997) and SEC Release No. 34-20091 (August 16, 1983).

The Proposal specifically seeks the creation of an office of the board of directors to enable direct communications, including meetings, between non-management directors and shareholders. However, SAFECO already has practices in place which it believes result in substantially the same outcome that the Proponents seek (i.e., the ability for shareholders to communicate directly with non-management directors), short of establishing a formal office of the board of directors. For example, SAFECO sets aside time after its Annual Meeting for shareholder communications with directors. Further, SAFECO has decided to establish two additional mechanisms through which shareholders may communicate directly with non-management directors. A special email and post office box will be established specifically to facilitate shareholder communications with non-management directors. SAFECO's General Counsel will monitor the email and post office box and deliver any shareholder communications directly to the Chair of the Nominating/Governance Committee. SAFECO's 2003 proxy statement will disclose all shareholder communication mechanisms and the title of the individual responsible for monitoring and delivering shareholder communications directly to the Chair of the Nominating/Governance Committee. Accordingly, SAFECO already has in place several mechanisms that facilitate shareholder communications with non-management directors, and the Proposal may be excluded from SAFECO's 2003 proxy materials under Rule 14a-8(i)(10) on the grounds that it has already been substantially implemented.

It is also well established that a company need not comply with every detail of a proposal for exclusion under Rule 14a-8(i)(10). Differences between a company's action and the proposal are permitted so long as a company's actions satisfactorily address the underlying concerns of the proposal. See, e.g., Masco Corporation (March 29, 1999) (permitting the company to exclude a proposal seeking to establish specific qualifications for the company's outside directors on "substantially implemented" grounds after the company adopted a version of the proposal that included some slight modifications and a clarification as to one of the terms). Proposals have been considered substantially implemented where the companies had implemented part, but not all, of a multi-pronged proposal. See, e.g., Columbia/HCA Healthcare Corp. (February 18, 1998) (permitting the company to exclude a proposal on "substantially implemented" grounds after it took steps to implement several of the actions requested by the proposal). Although SAFECO's shareholder communication mechanisms may not be precisely what the Proponents envisioned, they address the underlying concerns of the Proposal.

4. Conclusion

For the reasons stated above, SAFECO believes that it may properly exclude the Proposal from its 2003 proxy materials, and respectfully requests confirmation that the Staff will not recommend any enforcement action if the Proposal is so excluded. If the Staff does not concur with this position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

SAFECO intends to release definitive copies of its 2003 proxy materials to its shareholders on or about March 28, 2003, and wishes to release a draft of the 2003 proxy materials to its printer by March 12, 2003. Accordingly, we would appreciate the Commission's response as promptly as possible. If you have questions or desire additional information, please contact me at (206) 925-0313 or Stephanie Daley-Watson at (206) 545-6145.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed pre-addressed postage paid envelope.

Thank you for your timely attention to this matter.

Very truly yours,



SoYoung Kwon
Corporate Counsel

Enc.

cc: Ken Sylvester (of the New York Fund)
Francis Byrd (of the New York Fund)
Don Kirshbaum (of the Connecticut Fund)
James Ruddy
Stephanie Daley-Watson



Exhibit A-1

COMPTROLLER OF THE CITY OF NEW YORK
1 CENTRE STREET
NEW YORK, NY 10007-2341
(212) 669-3500

WILLIAM C. THOMPSON, JR.
COMPTROLLER

November 12, 2002

Ms. Christine Mead
Senior Vice President, Chief Financial Officer and
Secretary
SAFECO Corporation
SAFECO Plaza
Seattle, WA 98185

Dear Ms. Mead:

I am the investment advisor and a trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Fire Department Pension Fund ("the Systems"). The Systems own, in the aggregate, 442,394 shares of SAFECO Corporation common stock, with a market value of $15,041,396 as of November 11, 2002.

Recent reports of corporate wrongdoing and corporate governance failures have severely undermined public confidence in the equity markets, and have resulted in the loss to investors of hundreds of millions of dollars. The United States Congress, the Securities and Exchange Commission (SEC) and the New York Stock Exchange have urgently acted to restore investor confidence, by advancing much needed corporate governance reforms. Among these reforms, the New York Stock Exchange adopted a listing standard requiring the creation of a mechanism to facilitate direct communications between shareholders and the non-management directors. The NASDAQ, however, did not follow suit.

The Systems believe that the creation of a means for direct communications between shareholders and the non-management directors would benefit the company through constructive discussions of perspectives, enhanced understanding, valuable feedback, and the fostering of meaningful links between directors and the shareholders.

Therefore, I offer the enclosed proposal for the consideration and vote of the shareholders at the next annual meeting of SAFECO Corporation. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the company's proxy statement.

Letters from Citibank are enclosed certifying the Systems' ownership, individually, for over a year, of 442,394 shares of SAFECO Corporation common stock. Each System intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

I would be happy to discuss this initiative with you. Should the Board of Directors decide to implement its provisions, the Systems will ask that the proposal be withdrawn from consideration at the annual meeting.

Very truly yours,



William C. Thompson, Jr.

WCT:fhbma

Enclosures

SHAREHOLDER PROPOSAL

CREATION OF A FORMAL MECHANISM FOR DIALOGUE BETWEEN INDEPENDENT DIRECTORS AND SHAREHOLDERS

Submitted on behalf of the New York City Pension Funds by William C. Thompson, Jr., Comptroller of the City of New York.

WHEREAS, the board of directors is meant to be an independent body elected by shareholders and charged by law with the duty and authority to formulate and direct corporate policies, and

WHEREAS, in 2002, the Board of Directors of the New York Stock Exchange, recognizing the need to improve corporate governance, adopted a listing standard to empower non-management directors as a more effective check on management, and to facilitate direct communications between shareholders and the non-management directors; and

WHEREAS, the standard requires NYSE-listed companies to disclose in their annual proxy statements the name of the non-management director presiding over regularly scheduled executive sessions of the non-management directors, and a means for shareholders to communicate directly with non-management directors; and

WHEREAS, a January 1994 study entitled: *Improving Communications Between Corporations and Shareholders: Overall Findings and Recommendations,* prepared on behalf the New Foundations Working Group, New Foundations Center for Business and Government, John F. Kennedy School of Government, Harvard University, recommended several mechanisms for direct communications between directors and shareholders. Among the recommendations were:

- Regular meetings with groups of shareholders and selected board members
- Meetings between large shareholders and the full board of directors

WHEREAS, we believe that the creation of a means for direct communications between shareholders and the non-management directors would benefit the company through constructive discussions of perspectives, enhanced understanding, valuable feedback, and the fostering of meaningful links between directors and the shareholders by whom they are elected;

NOW, THEREFORE, BE IT RESOLVED: that the shareholders request the board of directors to establish an Office of the Board of Directors to enable direct communications, including meetings, between non-management directors and shareholders, based on the applicable standard adopted by the New York Stock Exchange Board of Directors. The office shall report directly to a committee of the non-management directors.

STATEMENT OF SUPPORT

The confidence of investors in the U.S. capital markets has been deeply shaken by corporate malfeasance at companies, such as Enron and World Com. Shareholders have suffered loss of their investments estimated in the billions of dollars, and many investors have withdrawn from the stock markets. As long-term institutional investors, we are concerned about the potential negative impact of the continuing erosion of investor confidence on the long-term interests of the company and the shareholders. This proposal is intended to improve investor confidence by improving director and shareholder communications, and strengthening the relationship between the Board of Directors and the shareholders.

Exhibit A-2


STATE OF CONNECTICUT
TREASURER'S OFFICE

State of Connecticut

Office of the Treasurer

DENISE L. NAPPIER
TREASURER

HOWARD G. RIFKIN
DEPUTY TREASURER

November 13, 2002

Ms. Christine Mead
Senior Vice President, Chief Financial
Officer and Secretary
SAFECO Corporation
SAFECO Plaza
Seattle, WA 98185

Dear Ms. Mead:

The purpose of this letter is to inform you that the Connecticut Retirement Plans and Trust Funds ("CRPTF") is co-sponsoring the resolution submitted by the New York City Pension Funds – a copy of which is attached.

As the Deputy State Treasurer, I hereby certify that CRPTF has held the required minimum number of shares of your company for the past year. Furthermore, as of November 8, 2002, the CRPTF held 192,500 shares of SAFECO stock valued at approximately $6,533,450. The CRPTF will continue to own the SAFECO shares through the annual meeting date.

Please do not hesitate to contact Donald Kirshbaum, Investment Officer for Policy at (860) 702-3164, if you have any questions or comments concerning this resolution.

Sincerely,

Howard G. Rifkin
Deputy Treasurer

Attachment

cc: Kenneth Sylvester, Director, Pension Policy
New York City Comptroller's Office

55 Elm Street, Hartford, Connecticut 06106-1773


STATE OF CONNECTICUT
TREASURER'S OFFICE

SHAREHOLDER PROPOSAL
CREATION OF A FORMAL MECHANISM FOR DIALOGUE BETWEEN INDEPENDENT DIRECTORS AND SHAREHOLDERS

Co-sponsored by the Connecticut Retirement Plans and Trust Funds

Submitted on behalf of the New York City Pension Funds by William C. Thompson, Jr., Comptroller of the City of New York.

WHEREAS, the board of directors is meant to be an independent body elected by shareholders and charged by law with the duty and authority to formulate and direct corporate policies, and

WHEREAS, in 2002, the Board of Directors of the New York Stock Exchange, recognizing the need to improve corporate governance, adopted a listing standard to empower non-management directors as a more effective check on management, and to facilitate direct communications between shareholders and the non-management directors; and

WHEREAS, the standard requires NYSE-listed companies to disclose in their annual proxy statements the name of the non-management director presiding over regularly scheduled executive sessions of the non-management directors, and a means for shareholders to communicate directly with non-management directors; and

WHEREAS, a January 1994 study entitled: *Improving Communications Between Corporations and Shareholders: Overall Findings and Recommendations,* prepared on behalf the New Foundations Working Group, New Foundations Center for Business and Government, John F. Kennedy School of Government, Harvard University, recommended several mechanisms for direct communications between directors and shareholders. Among the recommendations were:

- Regular meetings with groups of shareholders and selected board members
- Meetings between large shareholders and the full board of directors

WHEREAS, we believe that the creation of a means for direct communications between shareholders and the non-management directors would benefit the company through constructive discussions of perspectives, enhanced understanding, valuable feedback, and the fostering of meaningful links between directors and the shareholders by whom they are elected;

NOW, THEREFORE, BE IT RESOLVED: that the shareholders request the board of directors to establish an Office of the Board of Directors to enable direct communications, including meetings, between non-management directors and shareholders, based on the applicable standard adopted by the New York Stock Exchange Board of Directors. The office shall report directly to a committee of the non-management directors.

STATEMENT OF SUPPORT

The confidence of investors in the U.S. capital markets has been deeply shaken by corporate malfeasance at companies, such as Enron and World Com. Shareholders have suffered loss of their investments estimated in the billions of dollars, and many investors have withdrawn from the stock markets. As long-term institutional investors, we are concerned about the potential negative impact of the continuing erosion of investor confidence on the long-term interests of the company and the shareholders. This proposal is intended to improve investor confidence by improving director and shareholder communications, and strengthening the relationship between the Board of Directors and the shareholders.

November 13, 2002



Exhibit B

SAFECO Plaza
Seattle, WA 98185-0001

Phone (206) 545-5000

November 27, 2002

Via Facsimile and First Class Mail

Donald Kirshbaum
Investment Officer for Policy
State of Connecticut
Office of the Treasurer
55 Elm Street
Hartford, Connecticut 06106-1773

Dear Mr. Kirshbaum:

Thank you for taking the time to speak with me yesterday in connection with your letter dated November 13, 2002 regarding the proposal for SAFECO's 2003 Annual Meeting of Shareholders. As we discussed, I will set up a conference call for the week of December 9th so that we may address your concerns. Once I confirm the availability of an independent director and a senior officer of SAFECO to attend this call, I will contact you with the time and date of the call.

Nothwithstanding the above, I mentioned to you yesterday that the proposal in your letter fails to conform to federal proxy rules and may be excludable in its current form. Rule 14a-8 under the Securities Exchange Act of 1934 sets forth the requirements for having a shareholder proposal included in a company's proxy statement. Specifically, you did not comply with the Rule 14a-8(b) requirement that you submit proof that the Connecticut Retirement Plans have continuously held SAFECO securities for one year. If you intend to pursue your proposal, please submit such proof within 14 days from receipt of this letter or your proposal will be ineligible for inclusion in SAFECO's proxy statement.

We look forward to hearing from you and we hope that your interest in SAFECO continues in the future. If you have any additional questions, please do not hesitate to call me at 206.925.0313.

Very truly yours,

SoYoung Kwon
Corporate Counsel

cc: Howard Rifkin
Neil Fuller
Stephanie Daley-Watson



SAFECO Plaza
Seattle, WA 98185-0001

Direct Line: (206) 545-5000


SEC MAIL
PROCESSING
RECEIVED
FEB 10 2003
WASH. D.C.
181
SECTION

February 7, 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Fire Department Pension Fund (the "New York Fund"), co-sponsored by the Connecticut Retirement Plans and Trust Funds (the "Connecticut Fund") for Inclusion in the 2003 Proxy Statement of SAFECO Corporation

Dear Sir or Madam:

On December 30, 2002, SAFECO Corporation ("SAFECO") submitted to your office a request for a no-action letter pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, relating to a shareholder proposal (the "Proposal") received from the New York and Connecticut Funds (the "Proponents"). On January 23 and 27, 2003, the Proponents withdrew their request that the Proposal be included in SAFECO's 2003 proxy statement. Copies of the Proponents' withdrawal letters are attached to this letter. Accordingly, we withdraw our request for a no-action letter related to the Proposal. A copy of this letter is also being sent to the Proponents.

Please acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to me in the self-addressed stamped envelope. Please call me at (206) 925-0313 if you need additional information or wish to discuss this withdrawal further. Thank you for your attention to this matter.

Very truly yours,

SoYoung Kwon
Corporate Counsel

Enc.

cc: Ken Sylvester (of the New York Fund)
Francis Byrd (of the New York Fund)
Don Kirshbaum (of the Connecticut Fund)
James Ruddy
Stephanie Daley-Watson



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

Writer's Direct Line: (212) 669-3011
Fax Number: (212) 669-4072
E-mail: Fbyrd@comptroller.nyc.gov

January 23, 2003

Ms. So Young Kwon
Corporate Counsel
SAFECO
SAFECO Plaza
Seattle, WA 98185-0001

Dear Ms. Kwon:

We are in receipt of letters, dated January 3rd and January 17th, from William G. Reed, Jr., Lead Director for the Board of Directors of SAFECO, confirming that SAFECO will establish the Lead Director as a focal point for unfiltered communications between shareholders and non-management directors. The communications mechanisms will include e-mail and post office addresses, monitored by the Lead Director, as well as face to face meetings and other means of communications. Mr. Reed has also confirmed that he will recommend to SAFECO's full Board of Directors the incorporation of the shareholder communications protocol into the company's Corporate Governance Guidelines.

Based on the foregoing information, the Trustees of the New York City Retirement Systems have authorized Comptroller Thompson to withdraw the Systems' director-shareholder communications proposal. Accordingly, on behalf of the Comptroller, I hereby withdraw the proposal.

We are pleased that the Board of Directors has moved to take action on this issue. Once the board has acted, we would appreciate receiving a copy of the amended guidelines.

Sincerely,

Francis H. Byrd

cc: Don Kirshbaum, Investment Officer for Policy
State of Connecticut, Office of the Treasurer


STATE OF CONNECTICUT
TREASURER'S OFFICE

State of Connecticut

Office of the Treasurer

DENISE L. NAPPIER
TREASURER

HOWARD G. RIFKIN
DEPUTY TREASURER

January 27, 2003

Ms. So Young Kwon
Corporate Counsel
SAFECO Corporation
SAFECO Plaza
Settle, WA 98185-0001

Dear Ms. Kwon:

The purpose of this letter is to withdraw the shareholder resolution filed by the Connecticut Retirement Plans and Trust Funds ("CRPTF") and submitted to SAFECO on November 13, 2002 (co-filed with the New York City Pension Funds). This resolution is being withdrawn because we are in receipt of letters, dated January 3rd and January 17th, from William G. Reed, Jr., Lead director for the Board of Directors of SAFECO, confirming that SAFECO will establish the Lead Director as a focal point for unfiltered communications between shareholders and non-management directors. The communications mechanisms will include e-mail and post office addresses, monitored by the Lead Director, as well as face-to-face meetings and other means of communication. Mr. Reed has also confirmed that he will recommend to SAFECO's Board of Directors the incorporation of shareholder communications protocol into the company's Corporate Governance Guidelines.

We are pleased that the Board of Directors has moved to take action on this issue. Once the board has acted, we would appreciate receiving a copy of the amended guidelines.

Sincerely,

Howard Rifkin
Deputy Treasurer

cc: Francis H. Byrd, New York City Pension Funds

55 ELM STREET, HARTFORD, CONNECTICUT 06106-1773, TELEPHONE: (860) 702-3000